June 8, 1987


Mr. Robert E. Larson
Chairman of the Board and President
Princor Managed Fund, Inc.
711 High Street
Des Moines, Iowa 50309


Dear Mr. Larson

     Principal Mutual Life Insurance Company intends to purchase 1,200,000 shares of Common Stock of Princor Managed Fund, Inc., par value $.01 per share (the "Shares") at $10.00 per share. In connection with such purchase, Principal Mutual Life Insurance Company represents and warrants that it will purchase such Shares as an investment and not with a view to resale, distribution or redemption. Principal Mutual Life Insurance Company


                                       By __William P. Kovacs____________
                                          William P. Kovacs